Exhibit (e)(6)
IN THE SUPERIOR COURT OF COBB COUNTY
STATE OF GEORGIA

ANDREW MARKICH, On Behalf of Himself and All Others Similarly Situated,	Case No. 10-1-7591-49

Plaintiff,	CLASS ACTION
v.

BLUELINX HOLDINGS, INC., CERBERUS ABP INVESTOR LLC, CERBERUS CAPITAL MANAGEMENT, L.P., HOWARD S. COHEN, GEORGE R. JUDD, MARK A. SUWYN, RICHARD B. MARCHESE, M. RICHARD WARNER, ALAN H. SCHUMACHER, RICHARD S. GRANT, ROBERT G. WARDEN, CHARLES H. MCELREA, and STEVEN F. MAYER,
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Defendants.

Nature of the Action
     1. This is a shareholder class action on behalf of BlueLinx Holdings Inc.’s (“BlueLinx” or the “Company”) public stockholders. Plaintiff Andrew Markich (“Plaintiff”) asserts claims against BlueLinx and its board of directors arising from the acts and omissions of the defendants herein concerning a tender offer by controlling shareholder and defendant Cerberus ABP Investor LLC, an “affiliate” of Cerberus Capital Management, L.P. (collectively, “Cerberus”) to acquire the remaining shares of the Company at the unfair price of $3.40 per common share.
     2. In seeking to have Cerberus acquire the remaining BlueLinx shares at an unfair price via an inadequate process, each of the individual defendants has directly violated the fiduciary obligations owed by them to BlueLinx’s public shareholders. Absent judicial intervention, defendants will consummate the tender offer and any subsequent merger, which will result in irreparable injury to Plaintiff and the class.
     3. This action seeks to enjoin the unreasonable actions taken by the defendants in connection with the tender offer without attempting to maximize shareholder value in order to obtain millions of dollars in benefits for themselves.
Parties
     4. Plaintiff Andrew Markich is a Georgia citizen and resident. At all relevant times, Mr. Markich has been a BlueLinx shareholder.
     5. Defendant BlueLinx is a public corporation incorporated under Delaware law. BlueLinx’s principal place of business is in the State of Georgia, located at 4300 Wildwood Parkway, Atlanta, Georgia. BlueLinx’s common stock is publicly traded on New York Stock Exchange. BlueLinx has over 32 million shares of common stock
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

outstanding, held by hundreds, if not thousands, of shareholders.
     6. Defendant Cerberus ABP Investor LLC is a Delaware limited liability company. Its principal place of business is 299 Park Avenue, New York, NY 10171.
     7. Defendant Cerberus Capital Management, L.P. is a Delaware limited partnership. Its principal place of business also is 299 Park Avenue, 22nd Floor, New York, NY 10171. Defendants Cerberus ABP Investor LLC and Cerberus Capital Management, L.P. are collectively referred to as “Cerberus.” Cerberus is BlueLinx’s majority stockholder.
     8. Defendant Howard S. Cohen is BlueLinx’s chairman of the board of directors and former interim CEO. In 2008, Cohen’s compensation as BlueLinx’s chairman exceeded $2.8 million. Cohen also served as a “senior advisor” to Cerberus Capital Management LP until 2008 and currently serves as chairman of the board for two other Cerberus portfolio companies — Albertsons LLC and Hilco Receivables LLC.
     9. Defendant George R. Judd is a citizen of the State of Georgia and is BlueLinx’s chief executive officer and president. Judd previously served as BlueLinx’s president and chief operating officer from 2004 to 2008 and has served as a BlueLinx director since 2008. In 2008, Judd’s compensation as BlueLinx’s CEO exceeded $1.7 million and he currently holds over 1 million shares of Company stock.
     10. Defendant Mark A. Suwyn is citizen of the State of Ohio and has served as a BlueLinx director since 2005. Suwyn also serves as chairman of BlueLinx’s compensation committee and is a member of BlueLinx’s search committee. Suwyn also has served as a consultant to Cerberus Capital Management.
     11. Defendant Richard B. Marchese is a citizen of the State of Illinois and has
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

served as BlueLinx director since 2005. Marchese serves as a BlueLinx board member and also serves on the board’s compensation and audit committees. Marchese also serves as a member of the board of directors of Nalco Holding Company, serves as a member of the board of directors of Quality Distribution, Inc., and served for 14 years as the Vice President Finance, Chief Financial Officer and Treasurer of Georgia Gulf Corporation, retiring at the end of 2003. Prior to 1989, Mr. Marchese served as the Controller of Georgia Gulf Corporation, the Controller of the Resins Division of Georgia Pacific Corporation and Treasurer and Controller of XCEL Corporation. He is a Certified Public Accountant.
     12. Defendant M. Richard Warner is a citizen of the State of Illinois and has served as a BlueLinx director since 2008. Warner also is a consultant to Cerberus Capital Management LP and a board member and interim chief financial officer of Hilco Receivables LLC, a Cerberus portfolio company.
     13. Defendant Alan H. Schumacher has served as a BlueLinx director since 2004. Schumacher serves as chairman of BlueLinx’s audit committee and a member of its compensation committee. Schumacher also is the former chairman and current board member of Anchor Glass Container Corp., a Cerberus portfolio company.
     14. Defendant Richard S. Grant has served as a BlueLinx director since 2005. Grant serves as a member of BlueLinx’s audit committee.
     15. Defendant Robert G. Warden is a citizen of the State of New York and has served as a BlueLinx director since 2004. Warden is a managing director of Cerberus Capital Management LP, the majority BlueLinx shareholder.
     16. Defendant Charles H. McElrea is a citizen of the State of Georgia and has
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

served as a BlueLinx director since 2004. McElrea also is the former chief executive officer of BlueLinx.
     17. Defendant Steven F. Mayer is a citizen of the State of California and has served as a BlueLinx director since 2004. Mayer is a managing director of Cerberus Capital Management LLC, the majority shareholder of BlueLinx.
     18. The defendants named in ¶¶ 6-15 are collectively referred to as the “Individual Defendants.”
     19. By virtue of their positions as BlueLinx directors and officers, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause BlueLinx to engage in the practices complained of herein.
Jurisdiction and Venue
     20. The court has jurisdiction over the lawsuit under Georgia law. The court has jurisdiction over the defendants because they conduct business in, reside in and/or are citizens of Georgia. Certain of the defendants are citizens of Georgia, including defendant BlueLinx, which has its principal place of business in this state, and defendants Judd and McElrea reside in this state.
     21. The amount in controversy of Plaintiff’s claim, exclusive of interest and costs, is less than $75,000. This action is not removable.
     22. Venue is proper in this county because one or more of the defendants reside in this county, a substantial part of the event or omissions giving rise to this claim occurred in this county and defendant BlueLinx’s principal place of business is located in this county.
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Defendants’ Fiduciary Duties
     23. By reason of the Individual Defendants’ positions within BlueLinx as directors and officers, these individuals are in a fiduciary relationship with Plaintiff and BlueLinx’s other public shareholders. The Individual Defendants owe Plaintiff and other class members the highest duties of good faith, fair dealing, loyalty and full, candid and adequate disclosure.
     24. The claims are brought under state laws that require every corporate director to act in good faith, in the best interests of a corporation’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. To diligently comply with this duty, the directors of a public corporation may not take any action which:
a.	adversely affects the value provided to the corporation’s shareholders;

b.	contractually prohibits them from complying with or carrying out their fiduciary duties;

c.	discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d.	adversely affects their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

e.	provides the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     25. In accordance with their duties of loyalty and good faith, the Individual Defendants, as BlueLinx directors and officers, are obligated to refrain from:
a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     26. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to halt any other offers and deter higher offers from other potential acquirers. The Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the class, and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the transaction. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the class will receive adequate or fair value for their BlueLinx stock in the transaction.
Factual Allegations
     27. BlueLinx is a Georgia-based company that distributes building products in the United States. BlueLinx’s structural products include plywood, oriented strand board, lumber and other wood products used for structural support. BlueLinx’s specialty products include roofing, insulation, molding, engineered wood, vinyl, and metal products.
     28. On July 21, 2010, Cerberus sent the following letter to the Individual Defendants:
Cerberus ABP Investor LLC
c/o Cerberus Capital Management, L.P.
299 Park Ave, 22nd Floor
New York, NY 10171
July 21, 2010
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

By Email
Board of Directors
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
Attention: Howard Cohen
George R. Judd
Gentlemen:
Cerberus ABP Investor LLC (“CAI”) is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) not owned by CAI, at a purchase price of $3.40 per share in cash. This represents a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days. In our view, this price represents a fair price to BlueLinx’s stockholders.
The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition.
We believe that our offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx’s stockholders to realize the value of their shares at a significant premium to BlueLinx’s current and recent stock price. As the longtime majority stockholder of BlueLinx, we wish to acknowledge your dedicated efforts as board members of the Company and to express our appreciation for the significant contribution that the board members of BlueLinx have made to the Company in the challenging business and economic environment of the past few years.
In considering our tender offer, you should be aware that in our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CAI has not had any substantive discussions or negotiations with members of the Company’s management regarding their ability to “roll” their BlueLinx shares or stock options, or regarding any changes to existing employment agreements, equity incentive plans or benefit arrangements, in connection with the tender offer. However, at the appropriate time, we may explore, and discuss with management, any or all such topics.
CAI does not expect the tender offer and merger to result in a change of control under the Company’s existing revolving credit facility or mortgage debt financing.
We intend to commence our tender offer within approximately seven days. CAI believes it would be appropriate for the Company’s board of directors to form a special committee consisting of independent directors not affiliated with CAI to consider CAI’s tender offer and to make a recommendation to the Company’s stockholders with respect thereto. In addition, CAI encourages the special committee to retain its own legal and financial advisors to assist in its review of our tender offer and the development of its recommendation.
We will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to make the release public prior to the opening of the New York Stock Exchange on July 22, 2010.
Very truly yours,
CERBERUS ABP INVESTOR LLC
By: /s/ Steven F. Mayer
Name: Steven F. Mayer
Title: Managing Director
     29. On July 22, 2010, Cerberus issued a press release titled “Cerberus To Launch Cash Tender Offer for the Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate,” stating:
Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), today announced that it intends to make a tender offer for all of the outstanding publicly held shares of BlueLinx Holdings Inc. (NYSE: BXC - News) (“BlueLinx” or the “Company”) not owned by CAI. Based on shares outstanding as of May 7, 2010, CAI currently owns 55.39% of the outstanding common stock of BlueLinx.
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CAI intends to offer to acquire the balance of BlueLinx’s common stock for $3.40 per share in cash, representing a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days.
CAI believes that the offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx’s stockholders to realize the value of their shares at a significant premium to BlueLinx’s current and recent stock price. CAI intends to commence the offer within approximately seven days.
The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition. The aggregate consideration for the outstanding BlueLinx shares (excluding shares outstanding following exercise of in-the-money options) would be approximately $49.6 million.
In a letter sent to the Board of Directors of BlueLinx yesterday, CAI stated that in its capacity as a stockholder of BlueLinx it was interested only in acquiring the BlueLinx shares not already owned by it and that in its capacity as a stockholder it has no current interest in selling its stake in BlueLinx nor would it currently expect, in its capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction.
Additional Information and Where to Find It
The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, CAI will file a tender offer statement on Schedule TO with the Securities and Exchange Commission. BlueLinx stockholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) because they will contain important information. Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov.
     30. On July 22, 2010, the Company filed a Schedule 14D-9 with the SEC attaching a letter from Defendant Judd:
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Last night the BlueLinx Board of Directors received notice from our largest shareholder, Cerberus, ABP Investor LLC (“Cerberus” or CAI”) that it intends to make a tender offer for the shares of BlueLinx stock it does not own for $3.40 in cash per share. As Cerberus will be releasing a press release this morning, I wanted to communicate to you personally.
In situations like this, it is typical to form a special committee consisting of independent directors not affiliated with Cerberus, to consider its tender offer and to make a recommendation to the Company’s stockholders. We will provide further information when the BlueLinx Board makes a determination about whether to form a special committee and any recommendation made by that committee or the full Board.
There can be no assurance the proposal from Cerberus will be approved.
For all employees, I expect no change for you, our customers and our vendors. It is important we stay focused on serving our customers better than anyone else in the industry. Everything will be business as usual. Please stay focused on our jobs, and doing our jobs safely.
Thank you for your support.
Important Information about the Tender Offer
The tender offer proposed by CAI and referred to in this letter has not commenced. If and when a tender offer is commenced, BlueLinx will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. BlueLinx stockholders are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain additional information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 as well as any other documents filed by BlueLinx in connection with the tender offer by CAI free of charge at the SEC’s website at http://www.sec.gov.
The Tender Offer And BlueLinx’s “Special Committee”
     31. Under the announced terms, Cerberus will commence a tender offer for all outstanding BlueLinx common shares no later than July 28, 2010, a mere week from the announcement of the offer.
     32. Moreover, to date defendants have concealed other material information
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

including, without limitation, contracts, arrangements, commitments and understandings with respect to payouts from the continued employment or termination of the directors and executive officers, which the defendants have failed to make public or otherwise disclose.
     33. In a Schedule 14D-9 filed with the SEC on July 27, 2010, BlueLinx announced the board of directors of the Company has formed a special committee (the “Special Committee”) consisting of Richard B. Marchese, Alan H. Schumacher and Richard S. Grant, the three independent directors of the Company, to evaluate the contemplated tender offer previously announced by Cerberus, ABP Investor LLC (“CAI”) for all of the outstanding shares of the Company’s common stock, par value $0.01 per share, not owned by CAI at $3.40 per share. The members of the Special Committee have been functioning in their capacity as the Special Committee since July 22, 2010.
     34. BlueLinx further announced the special committee retained Citadel Securities LLC as financial advisor to evaluate the tender offer. No information was disclosed concerning Citadel’s compensation.
     35. The special committee is not independent. Special committee member and defendant Schumacher is a current board member of Anchor Glass Container Corp., a Cerberus portfolio company.
     36. Shareholders have been denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their interests in the Company. BlueLinx’s officers and directors are obligated to further the interests of BlueLinx’s public stockholders and not structure a preferential deal for themselves through which they will receive payouts following the consummation of the proposed tender offer and any subsequent merger, all of which operates to the detriment of BlueLinx’s public
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

stockholders.
     37. By reason of their positions with BlueLinx, defendants possess non-public information concerning the financial condition and prospects of BlueLinx, and especially the true value and expected increased future value of BlueLinx and its assets, which they have not disclosed nor realized through this proposed tender offer and possible subsequent merger.
Class Action Allegations
     38. Plaintiff brings this action pursuant to Georgia Rule of Civil Procedure 23 on his own behalf and as a class action on behalf of all holders of BlueLinx stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     39. This action is properly maintainable as a class action.
     40. The Class is so numerous that joinder of all members is impracticable. There are over 32 million shares of BlueLinx stock outstanding. BlueLinx’s common shares trade on NYSE and hundreds, if not thousands, of BlueLinx stockholders of record are located throughout the United States.
     41. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include the following:
a.	whether the Individual Defendants breached their fiduciary duties of care, loyalty and candor owed by them to Plaintiff and to other Class members in connection with their consideration of Cerburus’ tender offer;

b.	whether the Individual Defendants have breached their fiduciary
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

duty to secure and obtain the best price reasonable under the circumstances for Plaintiff’s and Class members’ benefit in connection with Cerberus’ tender offer;

c.	whether Cerberus, as the controlling shareholder of BlueLinx, has breached the fiduciary duties it owes to the minority stockholders whose shares it will ask to be tendered for an unfair price;

d.	whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of BlueLinx; and

e.	whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

f.	whether Plaintiff and other Class members would be irreparably harmed were the transactions complained of herein consummated.
     42. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
     43. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of Class members’ claims, and Plaintiff has the same interests as the other Class members. Accordingly, Plaintiff is an adequate Class representative and will fairly and adequately protect Class members’ interests.
     44. Plaintiff anticipates no difficulty in managing this litigation as a class action.
     45. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.
Cause of Action
Breach of Fiduciary Duty
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(Against all Defendants)
     46. Plaintiff repeats and realleges each allegation set forth herein.
     47. The Individual Defendants have taken actions that will only serve to inhibit the maximization of shareholder value.
     48. The Individual Defendants were and are under a duty:
a)	to fully inform themselves of the market value of BlueLinx before taking, or agreeing to refrain from taking, action;

b)	to act in the interests of the equity owners; and

c)	to act in accordance with their fundamental duties of due care and loyalty.
     49. Cerberus, as the controlling majority shareholder of BlueLinx, owes fiduciary duties to the minority shareholders to take adequate measures to mitigate the inherent coercion that exists in a tender offer by a controlling shareholder, including, among other things, to take all steps reasonably necessary to adequately inform the minority stockholders about the tender offer and allow BlueLinx’s independent directors adequate time and opportunity to consider and react to the tender offer by Cerberus.
     50. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan, or in breach of their fiduciary duties to Plaintiff and to other Class members, are implementing and abiding by a process that will irreparably harm Plaintiff and other Class members.
     51. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other BlueLinx public stockholders.
     52. In light of the foregoing, Plaintiff demands the Individual Defendants, as
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

their fiduciary obligations require, immediately:
a)	undertake an independent evaluation of BlueLinx’s worth as an acquisition candidate;

b)	rescind any and all provisions that inhibit the maximization of shareholder value;

c)	rescind any payoffs the individual defendants will receive upon the consummation of the tender offer and any subsequent merger; and

d)	appoint a truly independent committee so that the interests of BlueLinx’s public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of BlueLinx’s public stockholders.
     53. Defendants are not acting in good faith toward Plaintiff and toward other Class members, and have breached and are continuing to breach their fiduciary duties to Plaintiff and to other Class members.
     54. Plaintiff and the other Class members have no adequate remedy at law.
Request for Preliminary Injunction
     55. Plaintiff seeks to enjoin defendants and their agents and representatives from consummating the tender offer and any subsequent merger during the pendency of this lawsuit.
     56. Plaintiff and class members will suffer irreparable injury if the Court does not enjoin defendants from consummating the tender offer and any subsequent merger.
     57. There is no adequate remedy at law.
     58. There is a substantial likelihood Plaintiff will prevail on the merits.
     59. The harm faced by Plaintiff and Class members outweighs the harm that would be sustained by defendants if a preliminary injunction were granted.
     60. If the court fails to grant a preliminary injunction, defendants will continue
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

their unlawful activities in violation of their fiduciary responsibilities to BlueLinx’s public shareholders.
Prayer For Relief
     For the foregoing reasons, Plaintiff asks for preliminary and permanent injunctive relief, in favor of Plaintiff and the Class, and against defendants, as follows:
A.	finding this action is properly maintainable as a class action;

B.	enjoining defendants and their agents and representatives from consummating the tender offer and any subsequent merger;

C.	enjoining defendants and their agents and representatives from taking any actions that violate their fiduciary duties to BlueLinx’s shareholders;

D.	enjoining defendants and their agents and representatives from taking any actions that impede or deter other potential acquirers;

E.	awarding Plaintiff reasonable attorney fees and court costs, including expert fees; and

F.	awarding such other and further relief as the court deems appropriate.

DATED: July 29, 2010

BRANSTETTER, STRANCH & JENNINGS, PLLC
J. Gerard Stranch, IV
227 Second Avenue North, 4th Floor
Nashville, TN 37201
Tel: 615-254-8801
Fax: 615-250-3937
gstranch@branstetterlaw.com
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

YEARGAN & ASSOCIATES, LLC
James Yeargan
jamesyeargan@aol.com
5883 Glenridge Drive
Atlanta, GA 30328
Tel: 678-358-6141
Doyle Lowther llp
William J. Doyle II
bill@doylelowther.com
John A. Lowther
john@doylelowther.com
9466 Black Mountain Rd, Suite 210
San Diego, CA 92126
Tel. (619) 573-1700
Fax (619) 573-1701
www.doylelowther.com
Attorneys for plaintiff
PLAINTIFF’S CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY